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                 INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Information Statement/Prospectus of SC Acquisition Corp. of our report dated February 3, 1995 on the financial statements of SDN Bancorp and subsidiary for the year ended December 31, 1994 which did not express an opinion on the financial statements because of the substantial doubt about SDN Bancorp's ability to continue as a going concern, and the statement of operations, shareholders' equity and cash flows for the year ended December 31, 1993 which expressed an unqualified opinion on the financial statements and included an explanatory paragraph relating to substantial doubt about SDN Bancorp's ability to continue as a going concern, appearing in this Information Statement/Prospectus.

We also consent to the reference to us under the heading "Independent Auditors" in such Information Statement/Prospectus.


Deloitte & Touche LLP

San Diego, CA
July 1, 1996